Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company:
                                      Laser Power Corporation

                                      Commission File
                                      No.: 000-22625

                                      August 7, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


          II-VI MAILS REVISED EXCHANGE OFFER MATERIALS;
          EXTENDS LASER POWER OFFER TO AUGUST 11, 2000


PITTSBURGH, PA - Aug. 7, 2000 / PRNewswire/ - II-VI Incorporated (Nasdaq: IIVI) is mailing revised exchange offer materials today to stockholders of Laser Power Corporation (Nasdaq: LPWR). II-VI is offering to exchange .052 share of II-VI common stock and $2.89 in cash for each outstanding share of Laser Power common stock (including the associated rights to purchase preferred stock).

The merger agreement between II-VI and Laser Power provides that Laser Power stockholders will receive a guaranteed "floor price" of $5.15 per share payable in II-VI common stock and cash. Under the merger agreement, the guaranteed aggregate "floor price" of $5.15 per share will be calculated by reference to the twelve trading days ending three trading days prior to the expiration date of the offer. If the weighted average market price of II-VI common stock for the twelve days ending three trading days prior to the expiration date of the offer is less than $43.46, then II-VI will pay .052 share of II-VI common stock plus an additional amount of cash so that the aggregate amount of the consideration is $5.15 per share.

II-VI also announced that it has extended the expiration date of the exchange offer until 12:00 midnight, Eastern time, on August 11, 2000.

Investors and security holders are advised to read II-VI's Registration statement and tender offer statement with respect to its exchange offer for Laser Power stock, and any amendments or supplements to these documents, which contain important information. Copies of these documents, and any other documents filed by II-VI and Laser Power with the SEC, can be obtained free of charge at the SEC's Internet website at http://www.sec.gov. Free copies of the exchange offer materials may also be obtained by calling II-VI's information agent, Morrow & Co., Inc., toll-free at (800)566-9061. II-VI filed its revised exchange offer materials with the SEC on Friday.

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation and has recently announced new products to serve the telecommunication industry. II-VI's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. II-VI's VLOC subsidiary manufactures near-infrared and visible light products for industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers and products for the telecommunications industry. II-VI's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of II-VI Incorporated, 724-352-4455, or e-mail, jmartinelli@ii-vi.com